

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2023

Thomas M. Coughlin
President and CEO
BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, New Jersey 07002

      Re: BCB Bancorp, Inc.
           Registration Statement on Form S-3
           Filed July 25, 2023
           File No. 333-273416

Dear Thomas M. Coughlin:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Madeleine Mateo at 202-551-3465 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Finance

cc: Edward C. Hogan, Esq.